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                          December 23, 2020

       Luke McGee
       Chief Executive Officer
       AdaptHealth Corp.
       220 West Germantown Pike, Suite 250
       Plymouth Meeting, PA 19462

                                                        Re: AdaptHealth Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed December 18,
2020
                                                            File No. 333-251452

       Dear Mr. McGee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Danielle Scalzo, Esq.